NAME OF REGISTRANT: International Business Machines Corporation

NAME OF PERSON RELYING ON EXEMPTION: Green Century Equity Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 8 on the International Business Machines Corporation’s

2024 Proxy Statement:

Adoption of Greenhouse Gas Emissions Targets

International Business Machines Corporation Symbol: (IBM)

Filed by: Green Century Equity Fund

Green Century Capital Management, Inc. is the investment advisor to the Green Century Equity Fund and seeks your support for the climate-related proposal filed at the International Business Machines Corporation (hereby referred to as “IBM” or the “Company”) in the 2024 proxy statement. The proposal asks the Company to adopt independently verified short-, medium- and long-term science-based greenhouse gas emissions reduction targets, inclusive of emissions from its full value chain, in order to achieve net-zero emissions by 2050, which is in line with the Paris Agreement’s goal of limiting global temperature rise to 1.5 degrees Celsius.

The Proponent believes taking such action would serve the short- and long-term interests of the Company by mitigating reputational risk while addressing shareholder concerns.

Resolved: Shareholders request that IBM adopt independently verified short-, medium- and long-term science-based greenhouse gas emissions reduction targets, inclusive of emissions from its full value chain, in order to achieve net-zero emissions by 2050 in line with the Paris Agreement’s goal of limiting global temperature rise to 1.5 degrees Celsius.

RATIONALE FOR A “YES” VOTE

1.	Reputational risk – IBM’s stance against setting science-based emissions reduction targets verified by a third party raises concerns because:

a.	The Company sells software that enables customers to quantify their Scope 3 greenhouse gas (GHG) emissions and to prepare for target-setting with the Science Based Targets initiative (SBTi), an organization IBM has previously disparaged. IBM’s refusal to set targets with a third-party validator such as SBTi sends the message that its GHG data collection products and services have little value. Potential customers may seek out competitors who have firsthand experience navigating the target-setting process with SBTi.

b.	Industry peers including Accenture, Microsoft, Hewlett Packard Enterprise, Salesforce, and SAP have set or committed to set science-based targets with SBTi, leaving IBM in a laggard position.

2.	Failure to meet investor expectations - Investors expect companies to mitigate exposure to climate risk. Adoption of independently verified GHG emission reduction targets helps assure investors that IBM’s targets are grounded in science.

a.	By setting third-party verified science-based GHG emission reduction targets that are aligned with the goals of the Paris Agreement, IBM could demonstrate that it intends to address its material Scope 3 emissions. Third-party validation – even of IBM’s existing targets – would provide transparency and assurance that the Company’s targets are factually based on science.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Proposal No. 8 following the instruction provided on the management’s proxy mailing.

I.	EXECUTIVE SUMMARY

The shareholder proposal requests that IBM expand the scope of its GHG emissions reduction targets and seek independent verification to assure investors that its targets are aligned with the latest climate science. In so doing, the proposal does not negate the Company’s decades-long work advancing comprehensive climate policy nor does it question the authenticity of IBM’s current carbon reduction goals. Rather, it identifies an area where IBM notably fails to demonstrate climate leadership and, as a result, may subject itself to reputational risk and increased investor scrutiny.

The potential for reputational risk to IBM is non-trivial. The Company sells sustainability solutions software designed to help its customers calculate and report their Scope 3 emissions. Additionally, IBM markets its software as being valuable for customers who report GHG emissions data to CDP, a global data disclosure platform, or who have committed to set targets with SBTi.

However, in its public-facing materials, IBM has both disparaged SBTi, calling it a “self-appointed arbiter for judging a company’s goals” in its 2022 CDP Climate Change report and extolled the virtues of SBTi on its website.1 IBM’s contradictory statements about the organization undermine the Company’s credibility and relevance of its software solutions.

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1 https://www.ibm.com/blog/science-based-targets-what-are-the-key-commitments-required/

As of March 11, 2024, 7,659 companies had set or committed to set science-based GHG emissions targets verified by SBTi, including 3,009 companies that have committed to setting net-zero targets. All but the smallest companies working through SBTi’s target-setting protocol must account for both their operational emissions and their material Scope 3 emissions. Yet, IBM has declined to take similar steps. In fact, of the total emissions IBM discloses for 2022, its target covers just 58% of its reported emissions.2

When raising issues investors have flagged as material, investors expect board and management to clearly articulate why their current strategies sufficiently address that risk. IBM has not sufficiently explained why independent verification of its existing targets and expansion of those targets are not a part of its climate stewardship.

Finally, although IBM contends that the proposal is “unnecessarily prescriptive,” it has yet to provide an alternative approach that addresses the material risks identified in the proposal.

I.	REPUTATIONAL RISK

IBM’s opposition to setting a third party verified science-based target creates reputational risk. As an example, the Company markets and sells end-to-end sustainability solutions including the cloud-based software, Envizi ESG Suite, which helps customers calculate and report Scope 3 emissions and prepare for target-setting with SBTi. However, the Company’s refusal to set its own science-based target with SBTi results in a “do as I say, not as I do” dynamic which creates a credibility gap.

Potential customers would be right to question the value of IBM’s sustainability solutions software when the Company itself fails to see value in setting targets with SBTi. Its opposition statement provides an awkard defense of its inaction. For example, IBM writes that the most prevalent carbon accounting standard, i.e. the GHG Protocol, establishes that a company’s Scope 3 emissions are simply the estimated Scope 1 and 2 emissions that belong to the companies in their value chain, and as such, are typically counted multiple times. Thus, without explanation, IBM casts doubt about the accuracy and thereby the validity of its ESG Envizi Suite software, which is designed to collect and organze this data.

As of March 11, 2024, 7,659 companies had set or committed to set science-based GHG emissions reduction targets with SBTi including IBM peers. For example, Accenture,3 Microsoft,4 Hewlett Packard Enterprise,5 Salesforce,6 and SAP7 have set or committed to set near-term science-based 1.5 degree Celsius-aligned targets with SBTi inclusive of their full Scopes 1 – 3 emissions. Accenture,8 Hewlett Packard Enterprise,9 and Microsoft,10 have also committed to set ambitious long-term 1.5 degree Celsius-aligned net-zero by 2050 targets, also vetted by SBTi.

IBM has refused to set comparably comprehensive targets or seek any third-party validation for its existing targets, raising concerns about the credibility of its commitments. Rather, it has adopted a 2030 net-zero target focused on its operational emissions and a single category of Scope 3 emissions. Of the total emissions IBM discloses for 2022, its existing target covers only 58% of its reported emissions.

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2 Based on IBM’s published 2022 GHG emissions data. 2023 data were not available at time of publication.

3 https://sciencebasedtargets.org/companies-taking-action/

4 Ibid.

5 Ibid.

6 Ibid.

7 Ibid.

8 Ibid.

9 Ibid.

10 Ibid.

In its opposition statement, IBM writes that it does not include in its operational goals estimates of its global suppliers’ and global clients’ emissions (i.e. Scope 3) that it does not control. Yet, IBM does assert a level of control of its value chain by requiring “key suppliers in emissions-intensive business sectors to set an emissions reduction goal by 2022, addressing their Scope 1 and Scope 2 GHG emissions, that is aligned with scientific recommendations from the UN IPCC to limit Earth’s warming to 1.5 degrees Celsius...”11 Similarly, it has been working since 2021 with key distribution carriers and shipment suppliers to set fleet carbon intensity and/or absolute GHG emissions reduction targets that cover the services they provide to IBM.12

Further, IBM acknowledges the importance of SBTi in its own publications, stating on its website that, “While science-based targets are undoubtedly good for the environment, they are also good for the bottom line, with business benefits including strong investor confidence, resilience against regulation, increased innovation, competitive advantage and strengthened brand reputation.”13

The glaring contradictions found in the Company’s published materials suggest a lack of alignment of company strategy, deficit in identifying reputational risk, and potential management entrenchment that could damage long-term shareholder value as the Company seeks to continue its leadership position in the rapidly developing technology sector.

II.	FAILURE TO MEET INVESTOR EXPECTATIONS

Environmentally-responsible companies are expected to mitigate their exposure and contribution to climate risk. By that yardstick, IBM is an environmentally-responsible company. The shareholder proposal simply highlights an area where IBM could further enhance the credibility of its efforts, such as by utilizing its own measurement and disclosure software and submitting its proposed Scopes 1 – 3 targets to a trusted third party.

The proposal’s specific request of IBM – to broaden the scope of the emissions it accounts for and to actively enfold them into its targets – is a request to identify the places within its value chain where the Company is subject to climate risk and to ensure that it is effectively managing both internal and external resources to limit its climate risk.

Investors appreciate transparency. Although IBM contends that its climate change goals are “transparent, authentic, and factually based on science,” it appears that IBM is the sole verifier of this information. Third party validation of IBM’s climate change goals would give investors assurance that at least one other entity has reviewed the Company’s data. One credible third party that has reviewed thousands of companies’ GHG emissions reduction targets is SBTi.

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11 https://www.ibm.com/impact/files/reports-policies/2022/IBM_2022_ESG_Report_and_Addendum.pdf. Pg 49.

12 Ibid.

13 https://www.ibm.com/blog/science-based-targets-what-are-the-key-commitments-required/

Given IBM’s historic and active involvement in addressing climate change, it is inconsistent, disappointing, and hypocritical that the Company resists greater transparency as well as greater responsibility for its value chain emissions.

III.	CONCLUSION

While IBM has a net-zero by 2030 operational GHG emissions reduction target, made notable progress toward its fulfillment, worked to advance effective climate policy, and created products and services to help customers manage their ESG data, it is steadfast in its opposition to setting science-based, Paris-aligned short-, medium- and long-term reduction targets, verified by an independent third party.

Given IBM’s history and attention to climate issues, its resources and expertise, and investment in developing climate solutions, it is inexplicable why the Company will not adopt science-based targets covering its full value chain of emissions or submit to third party validation of its targets. Thousands of companies, including its closest peers, are currently engaged in calculating their Scopes 1 – 3 emissions, setting targets, and measuring their progress.

Further, setting science-based targets with SBTi or another independent third party would reduce reputational risk, especially in light of the fact that IBM sells software meant to help customers collect data to submit to third parties like SBTi and has stated publicly the importance of SBTi.14 It would also demonstrate that IBM is able to nimbly pivot to expanding the scope of its current GHG emission reduction goals. Because IBM already works with upstream and downstream partners to limit their emissions, this pivot is well within the Company’s capabilities.

Shareholders are urged to vote FOR the proposal asking IBM to adopt independently verified science-based GHG gas emissions reductions targets from its direct operations and full value chain in order to comprehensively address reputational risk and investor expectations.

For questions regarding this proposal, please contact Andrea Ranger, Green Century Capital Management, aranger@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Proposal No. 8 following the instruction provided on the management’s proxy mailing.

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14 https://www.ibm.com/blog/science-based-targets-what-are-the-key-commitments-required/